UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2020

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jeusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

BiondVax Pharmaceuticals Ltd. (the “Company”) will be relying on an order by the Securities and Exchange Commission (the “SEC”) under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Report”) due to the circumstances related to COVID-19. In particular, COVID-19 and related precautionary responses imposed by the State of Israel have caused severe disruptions in travel and transportation, and limited access to the Company’s facilities to most of the Company’s employees. This has, in turn, delayed the Company’s ability to complete its annual financial closing process and prepare and complete the Report in a timely manner. In addition, our management has had to devote significant time and attention to assessing the potential impact of COVID-19 and related events on our operations and financial position and to developing operational and financial plans to address those matters, which has diverted management resources from completing all of the tasks necessary to file the Report by its due date. Notwithstanding the foregoing, the Company expects to file the Report no later than June 14, 2020 (which is 45 days from the Report’s original filing deadline of April 30, 2020). If the Report is filed by June 14, 2020, it will be deemed timely filed by the SEC.

In light of the current COVID-19 pandemic, the Company intends to include the following Risk Factor in its Report, which may be updated to reflect events subsequent to the date of this report:

Natural disasters, public health and other states of emergency, such as the novel coronavirus outbreak, could adversely impact our business, including our Phase 3 trial for M-001.

Natural disasters, public health and other states of emergency affecting the countries in which we operate, or the global economic markets may have an adverse impact on our business. For example, in December 2019, a strain of novel COVID-19 virus surfaced in Wuhan, China and, in January 2020, the World Health Organization (WHO) declared the novel COVID-19 virus outbreak a “Public Health Emergency of International Concern” and the U.S. Department of State instructed travelers to avoid all nonessential travel to China. Since then, the WHO declared the novel COVID-19 virus as a pandemic and many countries, including the U.S., Israel, Japan and certain states in Europe have imposed various measures designed to minimize the spread of the COVID-19 virus, such as restrictions on international travel, domestic commute, public gatherings, and employment and business operations, as well as limitations on the presence of employees in any work place at a given time. Such measures, designed to limit the spread of the COVID-19 virus, may impact our operations, including in connection with the conducting of clinical trials. We are continuing to collect swab samples while adhering to restrictions imposed by local authorities, and so long as the pandemic situation does not further significantly deteriorate, our CRO and statistician currently expect us to reach the targeted number of swab samples required for our pivotal clinical efficacy Phase 3 trial for M-001. We will continue to take appropriate and feasible steps to enable us to publish results of this trial by the end of this year. However, we cannot guarantee that the COVID-19 virus pandemic will not delay the availability of the top line results from the trial currently scheduled to be received by the end of this year.

The clinical portion of the Phase 2 trial conducted by the U.S. National Institutes of Health (NIH) in the U.S. is complete, and data was published by the NIH in January 2020. The NIH is responsible for creating and publishing the Clinical Study Report (CSR). We do not know if and to what extent the pandemic is impacting the NIH’s publication efforts.

Also, as governments and regulators focus on containing the recent COVID-19 virus outbreak, and prioritize their work and resources accordingly, there is no guarantee that interruptions or delays in the operations of the U.S. Food and Drug Administration (FDA) will not impact the review and approval timelines for the New Drug Application (NDA) we may submit for M-001.

Lastly, at this point in time, there is significant uncertainty relating to the ongoing effect of the novel coronavirus on our business and, while we maintain business continuity plans, they might not adequately protect us, travel restrictions and other restrictions may remain or worsen, all of which would have a negative impact on our business, financial condition and results of operations.

Forward Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 (coronavirus) pandemic, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-201283).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: April 30, 2020	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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